CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

			Three months ended		Nine months ended
				September 30,		September 30,
	Note		2014	2013	2014	2013

Metal revenues	13		$34,235	$38,065	$123,668	$119,077

Cost of sales (including depreciation and depletion)	4a	)	27,259	25,682	88,174	72,958

Earnings from mine operations			6,976	12,383	35,494	46,119

Impairment of non-current unprocessed ore stockpile	6		-	-	-	5,546
Corporate and administrative expenses	4b	)	3,062	3,122	11,473	8,677

Earnings from operations			3,914	9,261	24,021	31,896

Other (expense) income, net			(179)	33	(173)	12
Finance expense	4c	)	(417)	(402)	(1,299)	(1,316)
Foreign exchange (loss) gain			(44)	(239)	611	152

Earnings before income taxes			3,274	8,653	23,160	30,744

Income taxes
Current tax expense			1,856	121	11,981	599
Deferred tax (recovery) expense			(149)	3,768	(1,709)	10,118
			1,707	3,889	10,272	10,717

Earnings and total comprehensive income for the period			$1,567	$4,764	$12,888	$20,027

Weighted average shares outstanding:
Basic	11		163,516,979	144,159,045	160,490,034	144,120,095
Diluted	11		164,881,356	145,080,385	161,467,458	145,144,784

Earnings per share:
Basic	11		$0.01	$0.03	$0.08	$0.14
Diluted	11		$0.01	$0.03	$0.08	$0.14

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars) - Unaudited

			Three months ended			Nine months ended
				September 30,		September 30,
	Note		2014	2013	2014	2013

OPERATING ACTIVITIES
Earnings before income taxes			$3,274	$8,653	$23,160	$30,744
Items not affecting cash and cash equivalents:
Depletion and depreciation	4a	)	4,117	4,211	14,158	10,962
Finance expense	4c	)	417	402	1,299	1,316
Share-based payments	10b	)	457	82	932	644
Impairment of non-current unprocessed ore stockpile	6		-	-	-	5,546
Unrealized foreign exchange loss (gain)			124	367	(298)	(364)
			8,389	13,715	39,251	48,848
Changes in non-cash working capital items:
Trade and other receivables			(1,772)	(223)	(148)	(9,604)
Inventories			(2,318)	(1,737)	(2,286)	(7,330)
Advances and prepaid expenses			358	495	355	2,082
Trade payables and accrued liabilities			162	(1,582)	(1,392)	3,174
Cash flow provided by operating activities			4,819	10,668	35,780	37,170

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation			(9,697)	(10,281)	(27,101)	(46,074)
Cash flow used in investing activities			(9,697)	(10,281)	(27,101)	(46,074)

FINANCING ACTIVITIES
Interest paid			(272)	(349)	(866)	(1,052)
Repayment of principal on loan facility	9		-	-	(4,515)	-
Proceeds from equity financing, net of transaction costs	10a	)	-	-	24,184	-
Issuance of shares on exercise of share options and warrants			115	-	196	165
Cash flow (used in) provided by financing activities			(157)	(349)	18,999	(887)

Effects of exchange rate changes on the balance of cash and cash equivalents held in foreign currencies			(774)	(9)	(244)	(6)

(Decrease) increase in cash and cash equivalents			(5,809)	29	27,434	(9,797)
Cash and cash equivalents, beginning of period			56,019	14,362	22,776	24,188
Cash and cash equivalents, end of period			$50,210	$14,391	$50,210	$14,391

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars) - Unaudited

		September 30,	December 31,
	Note	2014	2013

ASSETS
Current
Cash and cash equivalents		$50,210	$22,776
Trade and other receivables	5	9,325	14,678
Inventories	6	45,720	43,103
Advances and prepaid expenses		636	991
Total current assets		105,891	81,548

Mineral properties, plant and equipment, exploration and evaluation	7	186,893	180,443
Non-current unprocessed ore stockpile	6	6,397	6,523
Total assets		$299,181	$268,514

LIABILITIES
Current
Trade payables and accrued liabilities	8	$26,638	$27,144
Vendor loan		1,725	1,725
Loan facility	9	11,482	16,438
Current portion of equipment financing	7	1,134	1,134
Total current liabilities		40,979	46,441

Deferred tax liabilities		49,667	51,376
Long-term equipment financing	7	1,229	2,080
Provision for site reclamation and closure		3,242	3,168
Other provisions		1,105	1,097
Total liabilities		96,222	104,162

EQUITY
Issued capital	10	114,519	89,653
Share-based payment reserve		14,095	13,242
Retained earnings		74,345	61,457
Total equity		202,959	164,352
Total liabilities and equity		$299,181	$268,514

Approved by the Directors

"Bruce Bragagnolo"	Director	"Paula Rogers"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

				Share-
		Number of		based
		common	Issued	payment	Retained	Total
	Note	shares	capital	reserve	earnings	equity
Balance at January 1, 2014		144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the period		-	-	-	12,888	12,888
Share-based payments		-	-	932	-	932
Shares issued on exercise of share options		178,334	196	-	-	196
Reclassification of grant date fair value on exercise of share options		-	79	(79)	-	-
Shares issued for financing costs	9	300,000	407	-	-	407
Shares issued for cash equity financing	10	18,920,000	24,184	-	-	24,184
Balance at September 30, 2014		163,557,379	$114,519	$14,095	$74,345	$202,959

Balance at January 1, 2013		144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the period		-	-	-	20,027	20,027
Share-based payments		-	-	644	-	644
Shares issued on exercise of share options		75,000	165	-	-	165
Reclassification of grant date fair value on exercise of share options		-	69	(69)	-	-
Balance at September 30, 2013		144,159,045	$89,653	$13,102	$66,141	$168,896

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2013 and 2012 (“annual consolidated financial statements”).

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the annual consolidated financial statements in addition to the changes in accounting standards as disclosed in note 3.

These interim financial statements were approved by the Board of Directors and authorized for issue on October 28, 2014.

b)	Judgements

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the annual consolidated financial statements. The Company’s interim results are not necessarily indicative of its results for a full year.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries. All amounts are presented in United States dollars (“US dollars”), which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

The Company has applied the new IFRS standard IFRIC 21 - Levies (“IFRIC 21”) in these interim financial statements. IFRIC 21 is an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IFRIC 21 clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Levies covered under the scope of IFRIC 21 include all payments made by an entity to government organizations, but excludes payments covered under other IFRS standards.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in any significant changes to the interim financial statements.

4.	EXPENSES

a)	Cost of sales:

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Costs of contract mining	$12,952	$11,708	$38,964	$33,027
Crushing and gold recovery costs	11,172	9,716	31,606	28,353
Mine site administration costs	1,542	1,598	4,655	4,912
Transport and refining	93	97	271	285
Royalties (1)	171	-	619	-
Net change in inventories	(2,788)	(1,648)	(2,099)	(4,581)
Production costs	23,142	21,471	74,016	61,996
Depreciation and depletion	4,117	4,211	14,158	10,962
Cost of sales (including depreciation and depletion)	$27,259	$25,682	$88,174	$72,958

(1)	Effective January 1, 2014, the new Mexican Extraordinary Mining Duty calculated as 0.5% of gross revenues is included as part of production costs.

b)	Corporate and administrative expenses:

			Three months ended		Nine months ended
				September 30,		September 30,
	Note		2014	2013	2014	2013
Salaries			$1,209	$1,295	$2,984	$3,302
Consulting and professional fees (1)			516	657	4,888	1,282
Share-based payments	10b	)	457	82	932	644
Rent and office costs			217	145	550	425
Administrative and other			663	943	2,119	3,024
Corporate and administrative expenses			$3,062	$3,122	$11,473	$8,677

(1)

During the three and nine months ended September 30, 2014, the Company incurred $nil and $2,016, respectively, in costs relating to a proxy contest (three and nine months ended September 30, 2013 - $nil and $nil, respectively).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES (Continued)

c)	Finance expense:

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Interest on loan facility	$272	$349	$866	$1,052
Accretion of loan facility	119	42	352	229
Accretion of provision for site reclamation and closure and other provisions	26	11	81	35
Finance expense	$417	$402	$1,299	$1,316

5.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2014	2013
Trade receivable	$434	$1,228
VAT receivable	7,802	12,433
Other	1,089	1,017
	$9,325	$14,678

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts receivable to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds.

6.	INVENTORIES

	September 30,	December 31,
	2014	2013
Ore in process	$36,812	$33,704
Finished metal inventory	-	1,021
Supplies	8,908	8,378
Non-current unprocessed ore stockpile (1)	6,397	6,523
	52,117	49,626
Less: non-current unprocessed ore stockpile	(6,397)	(6,523)
	$45,720	$43,103

(1)	During the nine months ended September 30, 2013, the Company recognized total impairment charges of $5,546 in relation to the non-current unprocessed ore stockpile.

The cost of inventories recognized as an expense for the three and nine months ended September 30, 2014 was $23,292 and $75,654, respectively (three and nine months ended September 30, 2013 - $20,867 and $59,686, respectively) and is included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2014	$137,006	$84,348	$4,985	$226,339
Expenditures	12,249	5,334	3,230	20,813
At September 30, 2014	149,255	89,682	8,215	247,152
Accumulated depreciation and depletion
At January 1, 2014	27,136	18,760	-	45,896
Depreciation and depletion	6,457	7,906	-	14,363
At September 30, 2014	33,593	26,666	-	60,259
Carrying amount at
January 1, 2014	$109,870	$65,588	$4,985	$180,443
Carrying amount at
September 30, 2014	$115,662	$63,016	$8,215	$186,893

			Exploration
	Mineral	Plant and	and
	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013	$108,117	$52,744	$3,673	$164,534
Expenditures (1)	28,628	31,604	1,312	61,544
Change in reclamation obligation	261	-	-	261
At December 31, 2013	137,006	84,348	4,985	226,339
Accumulated depreciation and depletion
At January 1, 2013	16,648	10,739	-	27,387
Depreciation and depletion	10,488	8,021	-	18,509
At December 31, 2013	27,136	18,760	-	45,896
Carrying amount at
January 1, 2013	$91,469	$42,005	$3,673	$137,147
Carrying amount at
December 31, 2013	$109,870	$65,588	$4,985	$180,443

(1)

During the third quarter of 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of an equipment purchase totalling $4,862 (excluding VAT) of which the Company had previously paid $1,459 (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3,403 (excluding VAT) is payable in 36 monthly instalments which include equal principal repayments of $95. Legal fees and other directly attributable transaction costs totalled $28. At September 30, 2014, the current and long-term portions of the equipment financing total $1,134 and $1,229, respectively (December 31, 2013 - $1,134 and $2,080, respectively).

a)	Mineral properties

	September 30,	December 31,
	2014	2013
Depletable mineral property	$99,645	$94,003
Non-depletable mineral properties	16,017	15,867
	$115,662	$109,870

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At September 30, 2014, mineral properties includes $40,340 (December 31, 2013 - $34,171) of net deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is not yet in commercial production and is therefore considered non-depletable.

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,
	2014	2013
Trade payables	$16,312	$23,958
Taxes payable	7,626	834
Accrued liabilities	2,621	1,821
Other	79	531
	$26,638	$27,144

9.	LOAN FACILITY

During December 2013, the Company negotiated with Sprott Resource Lending Partnership (the “Lender”) to extend the loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$1.50 ($1.36) per share at the date of issue. There was a four month hold period on the common shares. The amended loan facility is now repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum. For the three and nine months ended September 30, 2014, the effective interest rate of the debt agreement was 12.1% (three and nine months ended September 30, 2013 - 8.87%).

On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At September 30, 2014 and December 31, 2013, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

10.	EQUITY

a)	Issued capital

On January 24, 2014, the Company issued 300,000 common shares as part of the terms of renegotiating the loan facility (note 9). On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY (Continued)

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding during the period ended September 30, 2014 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2014	11,375,000	1.99
Granted	1,400,000	2.00
Exercised	(178,334)	1.19
Cancelled	(400,000)	1.79
Outstanding at September 30, 2014	12,196,666	2.01
Exercisable at September 30, 2014	9,863,329	2.11

Share options outstanding and exercisable at September 30, 2014 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.33	5,596,666	1.37	3.12	3,263,329	1.22	2.12
2.34 - 2.75	6,600,000	2.55	1.98	6,600,000	2.55	1.98
	12,196,666	2.01	2.50	9,863,329	2.11	2.03

There were 103,334 and 178,334 share options exercised during the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 - nil and 75,000, respectively). The weighted average share prices at the dates of exercise for the 103,334 and 178,334 share options exercised during the three and nine months ended September 30, 2014 were C$1.20 and C$1.19 (nine months ended September 30, 2013 - C$2.15) .

The fair value of share options recognized as an expense during the three and nine months ended September 30, 2014 was $457 and $932, respectively (three and nine months ended September 30, 2013 - $82 and $644, respectively). There were 1,400,000 share options granted during the three and nine months ended September 30, 2014 (three and nine months ended 2013 - nil and nil, respectively). The weighted average grant date fair value per option of the share options granted during the three and nine months ended September 30, 2014 was C$2.00.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

10.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and nine months ended September 30, 2014:

Three and Nine months ended
September 30, 2014
Risk-free interest rate	1.34%
Expected life of share options	4.06 years
Annualized volatility	61.77%
Forfeiture rate	2.34%
Dividend rate	0%

11.	EARNINGS PER SHARE

	Three months ended September 30, 2014			Three months ended September 30, 2013
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$1,567	163,516,979	$0.01	$4,764	144,159,045	$0.03
Effect of dilutive securities:
Share options	-	1,364,377	-	-	921,340	-
Diluted EPS	$1,567	164,881,356	$0.01	$4,764	145,080,385	$0.03

At September 30, 2014, 12,196,666 (September 30, 2013 - 8,875,000) share options were outstanding, of which 8,075,000 were anti-dilutive (September 30, 2013 - 7,125,000) because the underlying exercise prices exceeded the average market price for the three months ended September 30, 2014 of the underlying common shares of C$1.82 (three months ended September 30, 2013 - C$2.11) .

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$12,888	160,490,034	$0.08	$20,027	144,120,095	$0.14
Effect of dilutive securities:
Share options	-	977,424	-	-	1,024,689	-
Diluted EPS	$12,888	161,467,458	$0.08	$20,027	145,144,784	$0.14

At September 30, 2014, 12,196,666 (September 30, 2013 - 8,875,000) share options were outstanding, of which 8,616,669 were anti-dilutive (September 30, 2013 - 7,050,000) because the underlying exercise prices exceeded the average market price for the nine months ended September 30, 2014 of the underlying common shares of C$1.65 (nine months ended September 30, 2013 - C$2.39) .

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2014
(In thousands of United States dollars, except where noted) - Unaudited

12.	FINANCIAL INSTRUMENTS

At September 30, 2014 and December 31, 2013, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash and cash equivalents, trade and other receivables, and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature.

The fair value of the equipment financing at September 30, 2014 is $2,349 (December 31, 2013 - $3,189) as determined by discounting the future cash flows by a discount factor based on an interest rate of 7.8%, which reflects the Company’s effective interest rate on the financing.

The fair value of the loan facility at September 30, 2014 is C$12,905 ($11,514) (December 31, 2013 - C$17,484 ($16,438)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 12.1% (December 31, 2013 - 12.1%), which reflects the Company’s effective interest rate on the loan.

13.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At September 30, 2014, all of the Company’s operating and capital assets are located in Mexico except for $13,932 (December 31, 2013 - $1,508) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three and nine months ended September 30, 2014 and 2013, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Customer A	96%	97%	97%	97%
Customer B	3%	2%	2%	1%
Customer C	1%	1%	1%	2%
	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013
Gold	$ 33,903	$ 37,715	$ 122,381	$ 118,084
Silver	332	350	1,287	993
	$ 34,235	$ 38,065	$ 123,668	$ 119,077